UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the Month ended May 31, 2018
Commission File Number 001-38332
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QIAGEN N.V.
(Translation of registrant’s name into English)
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Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION

On May 15, 2018, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) announced the initiation of the repurchase of shares under the previously announced share repurchase program. The announcement is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: May 15, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated May 15, 2018

Table of contents	Exhibit 99.1

Disclosure according to Article 5 Section (1) and (6) of the EU Regulation 596/2014 and Article 2 Section (1) of the Delegated EU Regulation 2016/1052/ Share Repurchase

QIAGEN N.V. announces that it will initiate the repurchase of a first tranche of shares under the share repurchase program which was announced by an ad hoc announcement dated January 31, 2018.
In the time period between May 15, 2018 until August 20, 2018, at the latest, a first tranche of up to 1.65 million common shares of the Company having a total purchase price of up to USD 50 million (or the equivalent Euro amount thereof, in each case without ancillary purchasing costs) shall be repurchased exclusively on the electronic trading platform of the Frankfurt Stock Exchange (XETRA). The maximum purchase price per share (excluding ancillary purchase costs) will not exceed the average closing price for the last five trading days prior to the day of purchase on the electronic trading platform of the Frankfurt Stock Exchange by more than 10%.
The purpose of the share repurchase is to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments and/or employee share-based remuneration plans. The Managing Board of QIAGEN N.V., upon authorization of the Supervisory Board, is thus exercising the authorization by the Annual General Meeting on June 21, 2017 to acquire own shares.
The repurchase program will be carried out on behalf and account of QIAGEN N.V. through a financial institution commissioned by the Company. The financial institution will decide on the timing of the share purchase independently, without being influenced by the Company.
The first tranche of the share repurchase program will be implemented in accordance with the trading terms of Article 5 Section (1), (2) and (6) of the EU Regulation no 596/2014 and the Delegated EU Regulation no 2016/1052. In accordance with said EU Regulations, no purchase price may be paid that exceeds the price of the last independent trade or the highest current independent bid on the Frankfurt Stock Exchange. The higher of both values is decisive. In addition, no more than 25% of the average daily volume of shares on the Frankfurt Stock Exchange may be acquired. The average daily volume of shares is based on the average daily volume traded on the Frankfurt Stock Exchange over the twenty stock exchange trading days preceding the date of the purchase.
The share repurchase program may be suspended and resumed at any time, in line with applicable statutory regulations.
The transactions will be announced in a manner compliant with the requirements of Art. 2 Section (3) of the Delegated EU Regulation no 2016/1052 no later than on the seventh trading day following their conclusion.
In addition, QIAGEN N.V. will provide regular updates on the progress of the share repurchase program at www.qiagen.com.
Venlo, May 15, 2018

The Managing Board
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Contacts

QIAGEN

Investor Relations
John Gilardi
+49 2103 29 11711
email: ir@qiagen.com

Public Relations
Dr. Thomas Theuringer
+49 2103 29 11826
email: pr@qiagen.com